SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Infocus Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
45665B106

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages
1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45665B106	13D	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		609,765

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,514,306

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		609,765

WITH	10	SHARED DISPOSITIVE POWER

		1,514,306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,124,071

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON *

	IA-IN-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D
Item 1. Security and Issuer
     This statement relates to the Common Stock, no par value per share (the “Shares”) of Infocus Corporation (the “Company”). The Company’s principal executive office is located at 27500 SW Parkway Avenue, Wilsonville, Oregon 97070.
Item 2. Identity and Background
     This statement is filed by Lloyd I. Miller, III (“Miller” or the “Reporting Person”). Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Miller is the investment advisor to the trustee of Trust A-4 and Trust C (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts, one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $1,899,359.40. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $451,750.00.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $898,636.84.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf, was $4,401.38.

Item 4. Purpose of the Transaction
     The Shares covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. Miller now believes that it would be in his best interest, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. Following Miller’s evaluation of the Company’s financial performance and in light of its recent declines in stock value, Miller decided that he may seek to contact the Company’s Board of Directors or management in order to engage in discussions regarding governance and enhancing shareholder value. Specifically, based upon independent analysis and investment objectives, the Reporting Person discloses the following:

     Miller agrees with the views of Nery Capital Partners, as stated in its filing on Schedule 13D, that the Shares have been undervalued and represent an attractive investment opportunity. Miller believes that the Company should consider the views expressed by its shareholders and pursue new alternatives to increase shareholder value.

     Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 2,124,071 Shares, which is equal to 5.2% of the total number of outstanding Shares, based on 40,669,516 Shares outstanding as reported in the Company’s Form 10-Q filed on November 7, 2008. As of the date hereof, 1,239,306 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 275,000 of the Shares beneficially owned by Miller are owned of record by Trust C, 607,075 of the Shares beneficially owned by Miller are owned of record by Milfam II, and 2,690 of the Shares beneficially owned by Miller are owned of record by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for Shares held of record by Trust A-4 and Trust C. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Milfam II and Miller directly.
     (c) The following table details the transactions effected by Miller in the past 60 days.

	TRUST A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
October 24, 2008	20,000	$0.8799
November 5, 2008	6,900	$0.75
November 7, 2008	33,100	$0.7077039
November 17, 2008	4,100	$0.56
November 18, 2008	45,900	$0.56

     (d) Other than Shares held directly by Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.
Item 7. Materials to be Filed as Exhibits:
     Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 19, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III